Exhibit 99.3

Mentor Graphics Corporation

STOCK OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS (FAQ)

November 12, 2009

General Information

The following Frequently Asked Questions (“FAQ”) were prepared to address common questions that you may have about the proposed stock option exchange program (the “Option Exchange”). Mentor Graphics Corporation (“Mentor Graphics”) will solicit shareholder approval of the Option Exchange at its Special Meeting of Shareholders scheduled for December 14, 2009.

The information in this FAQ is based on the information contained in our proxy statement filed with the Securities and Exchange Commission (“SEC”) on November 12, 2009. Additional information about the proposed Option Exchange is available in our proxy statement. For access to the proxy statement, please visit http://www.mentor.com/company/investor_relations/ or www.sec.gov. Due to SEC regulations, Mentor Graphics cannot offer advice about participation in the Option Exchange.

Frequently Asked Questions

1.	What is a stock option?

A stock option is a right to buy a share of Mentor Graphics common stock on or after the vesting date at a set exercise price.

2.	What is a restricted stock unit or “RSU”?

A restricted stock unit or RSU is a right to receive a share of Mentor Graphics common stock on the vesting date without paying any purchase price.

3.	What is the Option Exchange?

The Option Exchange is a voluntary, one-time opportunity for eligible employees to surrender outstanding stock options with exercise prices higher than the current market price of Mentor Graphics common stock in exchange for RSUs.

4.	Who is eligible to participate in the Option Exchange?

If implemented, the Option Exchange will be open to all employees of Mentor Graphics and any of its majority-owned subsidiaries who hold options (except in jurisdictions where including these employees would have tax, regulatory or other implications that are inconsistent with Mentor Graphics’ compensation policies and practices). The Option Exchange will not be available to our executives who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934 or members of our Board of Directors.

5.	What happens if I leave Mentor Graphics before the Option Exchange begins?

If you are not employed by Mentor Graphics or one of its majority-owned subsidiaries for any reason (including layoff, termination, or voluntary resignation) on the date the Option Exchange commences, you will not be eligible to participate. Former employees will retain outstanding options in accordance with the options’ current terms and conditions, and will be able to exercise any vested options during a limited period of time following termination of employment in accordance with the options’ terms.

6.	Which options will be eligible for exchange under the Option Exchange?

Eligible employees will be able to elect to participate in the Option Exchange and surrender options that:

•	have an exercise price higher than the 52-week high trading price of our common stock on the NASDAQ Global Select Market as of the date the Option Exchange commences;
•	have not been granted within the 12-month period preceding the date the Option Exchange commences; and

•	will not expire during the 6-month period immediately following completion of the Option Exchange.

7.	When will the Option Exchange take place?

If Mentor Graphics’ shareholders and the Compensation Committee of our Board of Directors approve the Option Exchange, Mentor Graphics intends to commence the Option Exchange within six months after the Special Meeting of Shareholders scheduled for December 14, 2009.

8.	If I participate in the Option Exchange, how many RSUs will I receive?

The exchange ratios (that is, how many current options an employee must surrender in order to receive one new RSU) will be based on the value of the current options as determined using the Black-Scholes option pricing model, an industry standard option pricing model. The actual exchange ratios will be determined by the Compensation Committee of our Board of Directors prior to the time the Option Exchange commences.

9.	My eligible stock options are already vested. Will my new RSUs also be fully vested?

No. All new RSUs granted in exchange for fully vested stock options will be subject to a new vesting schedule.

10.	What will the vesting schedule for the new RSUs be?

RSUs granted in exchange for fully vested options will vest over two years (50% vesting on each anniversary of the RSU grant date). RSUs granted in exchange for stock options that are not fully vested will vest over three years (33% vesting on each anniversary of the RSU grant date).

11.	If I elect to participate, when will I receive my new RSU grant?

The new RSU grant date will be the next business day after the close of the Option Exchange.

12.	Will I have to pay anything for the stock when the RSUs vest?

No. On each RSU vesting date, you will receive one share of Mentor Graphics common stock per RSU and you will not have to pay anything to receive that share

13.	Do I have to participate in the Option Exchange?

Participation in the Option Exchange will be completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options.

14.	If I choose to participate in the Option Exchange, do I have to exchange all of my eligible stock option grants?

No. Under the Option Exchange, you will be able to exchange stock options on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others, but if you choose to exchange a grant you must exchange the whole grant—no partial grant exchanges will be allowed.

15.	Will I be required to give up all of my rights under the exchanged stock options?

Yes. On the date the Option Exchange is completed, the stock options you surrender will be cancelled and you will no longer have any rights under those surrendered stock options.

16.	What happens if I elect to participate and leave Mentor Graphics before the Option Exchange is completed?

If you elected to participate in the Option Exchange and your employment ends for any reason before the Option Exchange is completed, even if you have elected to participate and tendered your options for exchange, your tender will automatically be withdrawn and you will not participate in the Option Exchange.

17.	What happens if I elect to participate and my employment terminates after I have received the new RSU grant?

The terms and conditions for the new RSUs will govern your rights to exercise upon your termination of employment. New RSUs replacing surrendered options that were fully vested at the time they were surrendered for cancellation will vest in equal annual increments over the two years following their grant date. New RSUs replacing surrendered options that were not fully vested at the time they were surrendered for cancellation will vest in equal annual increments over the three years following their grant date. If your employment terminates before your new RSUs are fully vested, the unvested portion of the new RSUs will terminate immediately on the date your employment terminates.

18.	Will I owe taxes if I participate in the Option Exchange?

Generally, the exchange of eligible stock options should be treated as a non-taxable exchange and no income should be recognized upon the cancellation of the surrendered stock options or the issuance of the RSUs for U.S. federal income tax purposes. The tax consequences for participating international employees may differ from the U.S. federal income tax consequences and in some instances are not entirely certain. We will provide additional information about taxes for international employees if we implement the Option Exchange. It is recommended that you consult your own accountant, tax advisor or financial advisor for additional information about your personal tax situation.

We have not commenced the Option Exchange to which this communication pertains and will not do so unless we receive the requisite shareholder approval at our Special Meeting of Shareholders scheduled for December 14, 2009. Even if the requisite shareholder approval is obtained, we may still decide later not to implement the Option Exchange. Mentor Graphics will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange. Persons who may be eligible to participate in the Option Exchange should read the Tender Offer Statement on Schedule TO, when available, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange. Mentor Graphics’ shareholders and option holders will be able to obtain these written materials and other documents filed by Mentor Graphics with the SEC free of charge from the SEC’s website at www.sec.gov.